

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

<u>Via E-mail</u>
Mr. Trent Woloveck
Chief Operating Officer
Brazil Interactive Media, Inc.
3457 Ringsby Court, Unit 111
Denver, CO 80216

> **Re:** **Brazil Interactive Media, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed May 29, 2014**
> **File No. 000-26108**

Dear Mr. Woloveck:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Peter J. Gennuso
        Thompson Hine LLP